BigSky Productions, Inc.
204 Mescal Circle NW
Albuquerque, New Mexico 87105

Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549

                                                                                                                               September 23, 2008

Re:                      BigSky Productions, Inc.
Registration Statement Form S-1
File Number 333-152955
Filed: August 12, 2008

Attention:                                Mr. Nolan McWilliams
Phone (202) 551-3217
Fax     (202) 772-9202

BigSky Productions, Inc. (the “Company”) has received your comments regarding the Form S-1 filed on August 12, 2008 dated September 10, 2008. The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Commission. The following numbers herein are referenced to the comment number provided on the document sent by the SEC. The Company will mail to your attention two (2) hardcopies of the redline document for this amended filing following the submission of the amended S-1 on Edgar.

General

1.           Repetitive disclosure was removed throughout the document, specifically regarding pages 13 and 17.

2.           There is no relationship with Big Sky Productions by or between the Company and its management.

Registration Statement Cover Page

3.           The references to BigWest in the fee table footnotes were a typographical error that has been corrected to indicate BigSky.

4.           The language referring to Rule 416 has been removed form the Registration Statement Cover Page.

Prospectus Cover Page

5.           Disclosure has been modified on the Prospectus Cover Page and on pages 13, 15, and 17 to indicate the minimum amount of 1,000,000 shares (= $50,000.00) must be subscribed to within 270 days from the effective date of the registration statement prior to the Company having access to the funds.  If 1,000,000 shares are not subscribed within this period of time then all funds shall be returned to the investor.

6.           Delos Stock Transfer is providing an escrow account for the Company.  As such disclosure has been modified on the cover page and on pages 3, 13, and 17 in order to describe this.

7.           The sentence has been modified to disclose “no officer or director will receive any compensation for his role in selling shares in the offering”

Prospectus Summary, page 3

8.           The language contained in the bullet points on page 3 has been modified to indicate that the Company has not accomplished any of the tasks and may never be successful in accomplishing them in the future.

9.           Ownership has been modified to disclose Mr. Ellis’ holding of common stock.

10.           The minimum amount is $50,000 we have modified this disclosure to indicate this properly.

11.           The offering period has been revised to indicate the period of the offer at 270 days throughout the registration statement.

Risk Factors, page 5

12.           The Risk Factor on page 5 “The Company has Limited Financial Resources and We May …” has been modified to disclose the proceeds from this offering are to satisfy the Company’s expenditures as described in “Use of Proceeds” and that additional funds beyond this will be required to become operational.

13.           Language as been added to the Risk Factor on page 6 In the Future we may seek additional financing …. To indicate that the existing shareholder’s interest will be reduced as a result of dilutive issuances of common shares by the Company.

14.           An additional Risk Factor has been added to the section “Risk Factors Relating to this Offering, page 7” … to disclose the potential negative impact of the secondary offering.

15.           The Risk Fact on Page 7 “Purchasers in This Offering Will Have Limited Control Over Decision Making …. “ has been revised to indicate the material ownership Mr. Martin currently has and would have provided a successful offering by the Company and by him through the secondary offering of his shares.

16.           The Rick Factor “Or common stock is penny stock …” has been revised.

Use of Proceeds, Page 11

17.           Additional details have been disclosed relating to the Consulting Expenses within the Use of Proceeds sections.

Plan of Distribution; Terms of the Offering, page 13

18.           The following disclosure has been added to the Prospectus Cover Page and to the “Plan of Distribution - Terms of the Offering Section” “The selling shareholders have indicated that they do not plan to offer and sell their shares prior to the Company selling the minimum required 1,000,000 common shares set forth in the Company’s offering. However, there are no formal agreements or contracts by and between the Company and any selling shareholder to this effect.”

19.           The Company confirms that it will not provide the prospectus to any potential purchaser until after the registration statement has been deemed effective.  Moreover additional disclosure to this effect has been added under the section “Procedures for Subscribing” within the registration statement.

Selling Shareholders, page 15

20.           This section has been modified significantly to accurately disclose the current shareholders positions and how those positions were obtained.  Ms. Santillan’s share ownership information has also been added to be consistent throughout the registration statement.

Description of Business, page 19

21.           This section of the registration statement has been modified to remove subjective language which cannot be measured by the Company.

Competition, page 21

22.           The language referring to the major studios has been removed from this section and additional disclosure has been added thereto.

Management’s Discussion and Analysis of Financial Condition and Plan of Operation, page 23

23.           This section has been revised substantially and disclosure has been added to the section regarding the estimated costs and timeframe to complete tasks that the Company believes necessary to become operational.

24.           A disclosure section has been added under the title “Equity Distribution to Management”
detailing the services performed and to be performed by the management of the Company.

Plan of Operation, page 24

25.           The Use of Proceeds table has been modified to include website development as a separate line item.

Background of Director, Executive Officer, Promoters, and Control Persons, Page 27

26.           Background information has been modified to comply with Item 401(e)(1).

Market for Common Stock and Related Shareholder Matters, page 28

27.           Disclosure has been modified within this section to indicate the Officers and Director’s shares are subject to Rule 144.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 30

28.           The nature of the transaction of the shares has been modified to disclose “The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.”  Removing language indicating that it was an arm’s length transaction between non-related parties.

Independent Auditor’s Report/Notes to Financial Statements, page F-1

29.           The Independent Auditors Notes that were inadvertently omitted have been filed as part of the amended registration statement.

Outside Back Cover of Prospectus

30.           “4,000,000” has been removed and replaced with “5,025,000”.

Other Expenses of Issuance and Distribution, page II-1

31.           The itemized offering expenses have been modified to indicate the total expense at $10,300.

Recent Sale of Unregistered Securities, page II-1

32.           The typographical error on page 29 has been revised to indicate there are two (2) shareholders of record as of the date of the prospectus.

Legal Opinion and Consent, Exhibit 5.1

33.            A Legal Opinion and Consent has been provided as exhibit 5.1 to the amended registration statement.

Additional Disclosures and updates provided on the amended registration statement include:

It was discovered by the Company that a preliminary draft of the financial statements included as part of the registration statement filed on August 12, 2008 was inadvertently filed due to a communication error between the Company and its Edgarizing agent, which resulted in incomplete financial statements being filed (See comment #29).  The Company subsequently contacted the auditor of this matter and the financial statements included in the amended S-1 have been re-audited and are provided in the amended registration statement.

Sincerely,

Ellis Martin
Chief Executive Officer
       BigSky Productions, Inc.